Exhibit 99.1

(English Translation)

Oi S.A. – In Judicial Reorganization

CNPJ/MF 76.535.764/0001-43

NIRE 33.30029520-8

PUBLICLY HELD COMPANY

EXCERPT OF ITEMS 3 – subitem ii –, 5 AND 6 OF THE MINUTES OF THE 297th BOARD OF DIRECTORS MEETING HELD ON AUGUST 25, 2021.

As Secretary of the Board of Directors Meeting, I CERTIFY that item (3) “Jupiter: (...) (ii) Capital increase of BTCM, through the drop down of assets of OI S.A. and Oi Móvel S.A.”, 5 “Real Estate Disposal” and 6 “Donations Policy” of the Minutes of the 297th Meeting of the Board of Directors of Oi S.A.- In Judicial Reorganization held on August 25, 2021, at 9:00 a.m., by videoconference, pursuant to article 29, paragraph 1 of the Company's bylaws, reads as follows:

"As to item (3), (...) Moving on to subitem (ii) of the Agenda, Mr. David Tavares Nunes presented, also in the context of the corporate reorganizations necessary for the formation of UPI InfraCo, as provided for in the Amendment to the Judicial Reorganization Plan, a proposal for an increase in the capital stock of its affiliate Brasil Telecom Comunicação Multimídia S.A. ("BTCM"), which will bring together the assets, obligations and rights related to the UPI InfraCo, to be intergraded (i) by the Company, by means of the transfer of the Fiber Backhaul assets (comprising network and transmission equipment, including CGA, PTN, SDH, PDH, EDD and optical modem), ducts and poles, data circuits, ONTs and EDDs equipment and the accounts receivable from the installments of the capacity, fiber deleted and ducts IRUs contracts and (ii) by Oi Móvel, through the conference of assets of FTTH fiber, ONT, OLT and External Network, which under the terms of the transaction for the partial divestiture of UPI InfraCo will be part of the perimeter of UPI. According to the valuations made by the Company based on the most recent available balance sheets of the Company and Oi Móvel, relating to the assets and liabilities that will be contributed, the total approximate amount of BTCM's capital increase will be R$ 5,982,875,975.43, through the issuance of 931,493 common shares for the Company and Oi Móvel, according to the amounts contributed. Also based on the most recent financial information available, the amount of the Company's assets to be contributed in BTCM in connection with such capital increase is approximately R$5,840,875,875.43 and the amount of Oi Móvel's assets is approximately R$142,000,000.00. Such amounts correspond to the book values of each of the assets, calculated as of June 2021, and which will be updated up to the base date (August 31, 2021) to be considered in the transaction and such updated values will be confirmed by appraisal reports at book value to be prepared by the specialized company Meden Consultoria Empresarial Ltda. ("Meden Consultoria"), whose appointment and hiring are immediately authorized by the Board. After the clarification of the doubts raised, the Board of Directors unanimously approved the proposal of capital increase of BTCM, also authorizing the payment, by the Company, of the capital increase through the contribution of the assets mentioned above and ratifying the choice of Meden Consultoria to prepare the appraisal report at book value which will confirm the value of the assets to be contributed to BTCM's capital. The Board also authorized and delegated the Executive Board to adopt the necessary measures to implement the capital increase of BTCM through the contribution of the assets indicated, under the terms presented.”.

"Moving on to item (5) of the Agenda, Mr. Daniel Hermeto presented a proposal for the disposal of the following properties owned by the Company, under the terms and conditions contained in the proposals presented: (i) property located at SIA QD 5C, special area 24A/24B, Brasília - DF, with an area of approximately 152,000 square meters; (ii) properties located in the real estate complex of Vila Redenção, Goiânia-GO, at BR153 Km 6, Bl,— 8, consisting of a plot of land with an area of approximately 9.403,61 square meters and at Rua 1.081-A1, Bl. 10,— constituted by a piece of land with an area of approximately 22.443,40 square meters; and (iii) property located at Rua São Luiz Gonzaga, 275, São Cristóvão, Rio de Janeiro - RJ, constituted by a piece of land with an area of approximately 8.661 square meters. After clarifying the issues raised, the Board members unanimously approved the sale of the properties. It was clarified that the proposal will be forwarded for the attention and request for issuance of a permit with the Judge of the 7th Business Court of the Judicial District of the Capital of the State of Rio de Janeiro and that the sale of the properties located in Goiânia, described in item (ii) above, is subject to the prior consent of Anatel.

"Regarding item (6) of the Agenda, Mr. Rodrigo Leles presented a proposal for updating the Donations Policy, detailing the main differences in relation to the policy in effect until then. It was pointed out that the proposal in question was considered by the People, Nominations and Corporate Governance Committee at the meeting held on August 23, 2021. The Board Members unanimously approved the Donation Policy, which is now part of these minutes as Annex 1."

All members of the Board of Directors were present in the meeting and signing members Mr. Eleazar de Carvalho Filho (Chairman), Mr. Marcos Grodetzky, Mr. Roger Solé Rafols, Mr Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Fr., Ms. Claudia Quintella Woods, Mr. Luís Maria Viana Palha da Silva, Mr. Armando Lins Netto, Mr. Mateus Affonso Bandeira, Ms. Maria Helena dos Santos F. Santana and Mr. Raphael Manhães Martins.

Rio de Janeiro, August 25, 2021.

Luciene Sherique Antaki

Secretary of the Meeting

ATTACHMENT 1 TO THE MINUTES OF THE 297TH MEETING OF THE BOARD OF DIRECTORS HELD ON AUGUST 25, 2021

DONATIONS POLICY

1 OBJECTIVE

To establish the guidelines and general rules applicable to Oi's donations in order to ensure that the highest standards of integrity and transparency are adopted in the conduct of its business, in addition to compliance with the legislation in force. This policy should be read and interpreted together with and in harmony with Oi's Code of Ethics and Conduct.

2 TARGET AUDIENCE

The guidelines and general rules contained in this policy apply to all employees of Oi and its subsidiaries in Brazil and abroad, including interns, apprentices and temporary employees.

3 GUIDELINES

Oi recognizes donations as a charitable support to local communities and as a consolidation of the Company's sustainability values when made exclusively for charitable purposes, aimed at cultural, social, environmental and other similar development, without any consideration expected in return, whether explicit or not.

Each and every donation, before being executed, must follow the flow of requests, validations, and approvals as established in the policy of authority and delegation of powers, observing the conditions of the global budget approved by the company.

Any donations to unions, union members or entity controlled by a union, on behalf of Oi, are prohibited. No employee or third party is authorized to allocate any Company or private resources for this purpose in Oi's name.

Oi does not make political contributions, and Oi employees are prohibited from promising, offering, authorizing or giving, directly or indirectly, political contributions to political parties or candidates for public office using funds in Oi's name.

In this regard, political contributions include, but are not limited to, monetary contributions, provision of transportation for candidates and their teams, offering space for meetings related to the election campaign or paying printers to print publicity material for parties and their candidates. Donations must be reported to the Integrity Committee and the CoG on a quarterly basis.

Donations will be allowed observing all the criteria set forth below:

•	They must be in line with local laws;
•	They must be made exclusively for charitable purposes, with no other private or institutional interests involved;
•	They must not be used as a means of improperly influencing business decisions, including but not limited to any conflict of interest;
•	It must not be done with the aim of obtaining or retaining any improper advantage;
•	The proposed recipient must be a legitimate and reputable organization, without any kind of direct or indirect link to party political objectives, and evidenced in a prior integrity analysis;
•	The objectives of the benefited entities must be formally described and aligned with Oi's institutional values;

•	They must not generate dependency for the continuity of the benefited entities;
•	The transfer of funds, if monetary, must be made to a bank account in the name of the benefited institution;
•	Donations in kind are prohibited by Oi under any circumstances;
•	The accounting and/or asset records must be properly prepared, clearly reflecting the nature of the donation;
•	The circumstances justifying the donation must be detailed in a formal management record (contract, agreement or term of commitment);
•	The benefitting entity must formally declare how the donated resources will be used;
•	They must have their tax effects previously analyzed by the Consultancy and Tax Strategy Management.

3.1 TYPES OF DONATIONS

Humanitarian Donations: donations in support of natural disasters, including floods, hurricanes, earthquakes, tsunamis, landslides, storms, fires and other sudden natural events that affect our communities. These contributions can take the form of:

o	Financial resources, through transfers made to bank accounts mandatorily in the name of the benefited institution itself, observing and not exceeding the limits instituted by law. Donations in kind are forbidden;
o	Non-financial resources such as new or used material goods (drinking fountains, fans, specific furniture, etc.) or non-perishable food, clothing and hygiene items that the beneficiary can use in the exercise of the assistance provided;
o	Human resources through volunteer services provided by Oi employees who are not working for this purpose.

Charitable Contributions: These are contributions made to non-profit entities that provide free (in whole or in part) social assistance, health or education services to needy people in the communities. These contributions can take the form of:

o	Financial resources, through transfers made to bank accounts obligatorily in the name of the benefited institution itself, observing and not exceeding the limits instituted by law. Donations in kind are forbidden;
o	Non-financial resources such as new or used material goods (drinking fountains, fans, specific furniture, etc.) or non-perishable food, clothing and hygiene items that the beneficiary can use in the exercise of the assistance provided;
o	Human resources through volunteer services provided by Oi employees who are not working for this purpose.

Donation of Scrap and Unserviceable Material: The availability of such material may be considered to meet the social demands of the communities through donations to institutions that provide philanthropic services or to cultural, scientific and educational entities, provided that in accordance and alignment with the Financial area as to the need for transfers and/or write-offs of Oi's assets, observing whether the asset in question is reversible. If it is, the consent process established by Anatel must be followed.

Contributions to labor unions: Only fees provided for by law, assembly, collective agreements or specific terms signed between the parties are allowed in this mode.

Donations by incentive-free act: asset transfers using tax incentives, made to non-profit entities and funds of public utility or to those qualified as OSCIPs (Organizations of Civil Society in the Public Interest), which provide free services for the benefit of society or the community where they operate, as well as to educational and research institutions, always in accordance with the Company's strategy.

3.2 PROCESS FOR SENDING AND EVALUATING DONATIONS

Every intention of charitable donation must be formalized for previous evaluation and forwarded directly to the e-mail address LD-COMPLIANCE@oi.net.br.O material must contain

•	Description of the resources to be donated and the means by which they will reach their destination;
•	Presentation of the institutions that will be benefited
•	Reasons and objectives of the donation;
•	Form of subsequent monitoring, and any other information that may be relevant to this analysis.

The evaluation will take into consideration all the contents of this policy, the reputation and suitability of the benefited institutions and their adherence to the Company's values. Eventually and if necessary, some complementary information or documentation may also be requested and forwarded for decision by the competent authority.

3.3 MONITORING

The institutions supported by Oi through charitable donations must be subsequently monitored by means of visits and/or requests for documents, such as photos, videos and various clarifications that show how the funds made available were used.

It is the donor area's responsibility to carry out the monitoring as well as to make it explicit in the contract or term of commitment signed.

4 ROLES AND RESPONSIBILITIES

Board of Directors:

•	Approve this policy.

Executive Board:

•	Monitor the reporting of donations.

Integrity Committee:

•	Review and recommend this policy;
•	Follow up on the reporting of donations;
•	Ensure the dissemination and training on the guidelines contained in this policy.

Finance Department:

•	Validate the need for transfers and/or write-offs of Oi's assets when scrap and unserviceable material is donated;
•	Ensure that the accounting and/or asset records are properly made, clearly reflecting the nature of the donation.

Infrastructure & S&OP Director:

•	Validate the need for transfers and/or write-offs of Oi's assets when scrap and unserviceable material is donated;
•	Ensure that the accounting and/or asset records are properly carried out, clearly reflecting the nature of the donation.

Regulatory Quality Management:

•	Validate the need for communication to ANATEL in cases of unserviceable material.

General Accounting and Collection Management:

•	Provide the write-offs from the Company's inventory in cases of unserviceable material.

Tax Strategy and Consulting Management:

•	Perform the evaluation of the tax effects of the donation.

Governance and Compliance Management:

•	Assess the integrity risk of donations;
•	Evaluate the donation proposals, taking into consideration all the contents of this policy, the reputation and suitability of the benefited institutions and their adherence to the Company's values;
•	Request, if necessary, complementary information or documentation to support the proposal evaluation process;
•	Forward the results to the responsible areas, aiming at the evaluation of the proposals;
•	Report the donations made to the Integrity Committee and the CoG;
•	Promote dissemination and training on this policy to the target audience.

5 REFERENCES

Federal Law No. 11,079 of 2004 (Public-Private Partnerships Law)

Federal Law No. 12,846 of 2013 (Anticorruption Law)

Federal Law No. 8987 of 1995 (Concession Law)

Oi's Code of Ethics and Conduct

POL-31 Policy on Powers and Delegation of Authority

POL-00143 Anti-Corruption Policy

POL-00196 Institutional Policy

REG-1021 Third-Party Integrity Due Diligence

6 GLOSSARY

•	Free Act - An act that is free of obligation for consideration, not obligated to charges of any kind. The Free Act may involve the transfer of goods or services to the recipient.
•	Collaborator - All the people who work at Oi, whether they are Directors, Officers, trainees or apprentices, professionals of any kind.
•	Recipient - The legal entity to which the resources made available by the Company as a charitable donation are destined.

•	Donations - Financial or non-financial contributions offered without any consideration, aiming at the cultural, social, environmental development and others of the same nature and that reinforce the Company's sustainability values.
•	Company, Business - Oi S/A Group
•	Unserviceable Material - any structure, part, object or equipment that has become obsolete for the Company in any and all activities, but that may still be useful to another institution.
•	Unions - They are, by concept, associations created to defend the interests of their members or the professional category they represent.
•	Scrap - Any structure, part, object or material rendered useless by excessive use, but that can be recycled.
•	Third Party - Means any individual or entity that acts on behalf of, in the interest of or for the benefit of the Company, provides services or supplies other goods, as well as business partners that provide services to the Company, directly related to obtaining, retaining or facilitating business, or for the conduct of the Company's affairs, including, without limitation, any distributors, agents, brokers, freight forwarders, intermediaries, supply chain partners, consultants, resellers, contractors and other providers of professional services.
•	Improper Advantage - Any direct or indirect, tangible or intangible, private advantage, payment or benefit to which a person is not entitled.

7 ATTACHMENTS

Not applicable

THIS DOCUMENT SUPERSEDES PREVIOUS VERSIONS